SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
RARE Hospitality International, Inc.
(Name of Subject Company)
RARE Hospitality International, Inc.
(Name of Person(s) Filing Statement)
Common Stock, no par value
(Title of Class of Securities)
753820109
(CUSIP Number of Class of Securities)

W. Douglas Benn
Chief Financial Officer
8215 Roswell Road, Bldg. 600
Atlanta, Georgia 30350
Telephone: (770) 399-9595
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Cathy D. Hampton Vice President, General Counsel and Corporate Secretary RARE Hospitality International, Inc. 8215 Roswell Road, Building 600 Atlanta, Georgia 30350 Telephone: (770) 551-5469	William H. Avery Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 Telephone: (404) 881-7000
☒      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit Index

Exhibit Number	Description

99.1	Transcript of Darden Restaurants, Inc. Management Conference Call on August 17, 2007 (incorporated by reference from Darden Restaurants, Inc. Current Report on Form 8-K filed on August 17, 2007)

99.2	Investor Presentation of Darden Restaurants, Inc. on August 17, 2007 (incorporated by reference from Darden Restaurants, Inc. Current Report on Form 8-K filed on August 17, 2007)